Exhibit 99.3

Notes for Remarks*

By

Mel Rhinelander
President And Chief Executive Officer,
Extendicare Inc.

Extendicare Inc. Annual Meeting

May 5, 2005

Glenn Gould Studio (CBC Building)
Toronto, Ontario

* check against delivery

Extendicare Inc. – Annual Meeting
May 5, 2005
Remarks by Mel Rhinelander
President and Chief Executive Officer

Thank you David and Good afternoon,

I’d like to take a few moments and talk about our achievements in 2004 and our plans for 2005.

Let’s first look back at 2004.

Last year, we accomplished a number of significant milestones; most notably:

1.	Extendicare delivered year-over-year EBITDA [1] growth of 20%;

2.	We delivered industry leading margins;

3.	We recorded record earnings per share of $1.78;

4.	Our US operations delivered the highest ever Medicare census and overall occupancy rates in its history;

5.	We significantly strengthened our financial position and realized value from our legacy investment in Crown Life;

6.	We broadened our analyst following and shareholder base;

7.	We closed our first major acquisition in many years;

8.	We initiated a dividend; and

9.	Most importantly, we did this without wavering from our commitment to provide high quality care to our patients.

I’d like to spend a little time discussing some of the strategies that have driven our success.

For 2004, our US operations maintained its focused approach on increasing Medicare census rates.

     Since 2001, our Medicare census levels have grown from 11.3% to almost 17% in 2004; and, as indicated in our first quarter press release, EHSI’s (Extendicare Health Services, Inc.) Medicare census rate achieved a new high, reaching 18.8%.

In growing our Medicare census, we’ve also achieved overall occupancy growth. Five years ago the average occupancy was 87.5%; on par with industry averages. For the year 2004 we achieved 92.1%. This growth also carried forward into 2005 as we achieved an average occupancy rate of 93.8% for the first quarter.

Canada has also performed well against its peers in a difficult Ontario market. The last of the province’s 20,000 new nursing home beds have now been completed, causing a temporary oversupply in certain markets. During 2004, Extendicare’s occupancy levels outperformed the industry; which I believe is a testament to our operational abilities. One way, we’ve been able to accomplish this is by developing innovative programs that cater directly to specific communities.

[1]	Refer to discussion on non-GAAP measures at the end of this document.

Extendicare Inc. — Annual Meeting
May 5, 2005
Remarks by Mel Rhinelander, President and Chief Executive Officer

Overall, 2004 was an exceptional year for Extendicare with respect to EBITDA and net income.

As a result of the continued growth in our business fundamentals, primarily driven by our US operations, Extendicare is delivering significantly improved financial results to its shareholders. Measured on a per share basis, this equated to diluted earnings of $1.78 per share in 2004, compared to 86 cents in 2003.

Earlier today, we released our first quarter 2005 results and reported earnings of 26 cents per diluted share.

Our US EBITDA margins continue to lead the industry at 13.6%. This is a direct result of our focused initiatives to grow Medicare and overall census rates; which as I mentioned earlier, hit record levels.

Our first quarter results demonstrate that we have begun 2005 on a strong footing. Additionally, I believe we have opportunities for continued improvement, notwithstanding certain challenges we face later this year.

These challenges in particular relate to the RUGs funding issue, or Resource Utilization Groupings, which if implemented will present challenges in the U.S. The U.S. budget has recommended that this funding be eliminated on October 1, 2005. This has clearly created concern, as elimination of the funding would impact EHSI by US$26.00 per Medicare day.

The question is, how will the profession and more specifically Extendicare deal with this challenge? The profession will continue its intense lobbying efforts to convince Congress and the Administration of the negative consequences and that this is quite simply poor public policy.

Let me be clear, Extendicare will not put our patients at risk, nor will we ask our direct care givers to bear the burden of this by reducing staffing or salaries. What we will do is continue to focus on driving revenue and increasing sales volume  .  .  .  we will focus on what we can do – not on what our patients can do without. We will also work to do what we can to accelerate the contribution of Assisted Living Concepts, Inc. (ALC) to help offset the negative impact.

Let me step back to October 2002 to demonstrate my point. At that time temporary adjustments were instituted by the Centers for Medicare and Medicaid Services (CMS) to help nursing home providers deal with the transition to the Medicare Prospective Payment System (PPS) were eliminated. This created a substantial drop in Medicare revenue, which was referred to as the cliff.

I stated then, that we would not compromise care by cutting costs. Since then we have demonstrated very clearly how our strategy to focus on sales can drive revenue growth. Despite a reduction of US $23 per Medicare day, our US Medicare revenue actually increased during this period. I said that we will not compromise patient care – as this is the foundation of our mission.

I’d now like to spend a few minutes speaking about quality care and highlight a few figures that demonstrate our clinical outcome performance. In the U.S. we deliberately focused resources on reducing the frequency of pressure wounds. The result of this has been a 24% reduction in pressure wound occurrences in 2004 vs. 2003.

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Extendicare Inc. — Annual Meeting
May 5, 2005
Remarks by Mel Rhinelander, President and Chief Executive Officer

Our efforts have translated into improved survey outcomes for Extendicare. In 2001, Extendicare’s US operations had an average number of deficiencies of 5.86, about 24% lower than our peer group average of 7.72. Extendicare’s average then decreased again in 2003 and 2004 to 5.74. Over this four-year period, our deficiency rate has consistently remained below that of our peer average.

Extendicare’s performance in the severe deficiency category relative to our peers, has again been strong. In fact, in the same four-year period, the percent of severe deficiencies in Extendicare facilities was lower compared to any of our peers.

In Canada, quality is measured differently across every province and region. In Ontario, the government has recently launched a website listing compliance findings by facility. An analysis of this data shows that 65% of Extendicare’s facilities rank better than the provincial average.

In Alberta, the Capital Health Region, based in Edmonton, conducted an extensive customer satisfaction survey in 2004. Of the 32 facilities in the region, Extendicare had three that ranked in the top seven, with one facility finishing number two overall.

Early this year, we completed our first major acquisition in several years. I’d now like to spend a few minutes updating you on the progress we’ve made towards integrating ALC’s 177 assisted living facilities.

Our objective was to expand our sources of revenue in areas that are less reliant on government fiscal policy. We believe we have demonstrated our success in facility management and sales. Quite simply, our strategy is to grow in areas that we know and have already demonstrated success in. To date, the acquisition is exceeding our expectations and we are optimistic this will continue.

Judging by the level of acquisition activity taking place in the long-term care sector it would appear the purchase price of ALC, measured on a per unit basis was a great deal. We acquired the owned units at an average price of approximately US$56,000 per unit. This is much lower than replacement cost and is substantially less than current deals, which have gone as high as US$160,000 per unit.

We also feel strongly that the ALC portfolio will provide a solid foundation to continue our current new build program. If I take a step back and examine EHSI’s internal growth plans prior to acquiring ALC, our current construction program will expand our capacity by 400 assisted living units and 40 nursing home beds. Our preliminary examination of ALC indicates 35% of the portfolio is fully occupied with an immediate demand for an incremental 500 units. It is still too soon to provide additional details at this time, but we are working hard and expect be in a position to announce more definitive plans by the end of June 2005.

If you combine the total new units being constructed, plus the expansion opportunity in the ALC portfolio, that equates to organic growth of more than 900 new assisted living units over the next few years. Clearly, this represents a tremendous growth opportunity for Extendicare.

Externally in the US, we will continue to look for acquisitions in markets where we already have a presence and can take advantage of our sales driven model.

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Extendicare Inc. — Annual Meeting
May 5, 2005
Remarks by Mel Rhinelander, President and Chief Executive Officer

In Canada, we have opened 11 new homes in Ontario over the past few years, adding over 1,300 new beds to our portfolio.

As well, Extendicare has partnered with the public sector to develop and manage five new facilities for them, with capacity for almost 600 residents.

Compared to where we were just a few years ago, Extendicare today is an impressive company. We now have the size, scale and sustainable profitability required to be considered a major player in the long-term care industry.

As we look ahead to 2005 and beyond:

•	We are among the top operational and financial performers in both the Canadian and American long-term care markets;

•	We have built-in business expansion opportunities making Extendicare well positioned to continue delivering growth;

•	We have a very experienced and disciplined management team.

I am very proud of what our Company has been able to achieve over the past few years:

•	From managing the funding cuts and transition to PPS without going into chapter 11;

•	Developing and executing strategies in high risk states such as Florida and Texas ahead of our peers;

•	To delivering a focused turnaround strategy and restoring profitability by growing revenue and not cutting costs;

•	To managing overcapacity in Ontario;

•	Driving growth both internally and externally on both sides of the border; and,

•	Doing all of this while remaining true to our mission and focus on delivering quality service.

Even though we face some challenges and risks in our US operations this year, I am confident that Extendicare will continue to succeed and position itself for continued growth.

I thank our residents and their families for trusting us, our employees for their dedication, our Board of Directors for their ongoing guidance and our shareholders for their continued support.

I would like to conclude my comments by acknowledging and thanking one of the key engineers of our success – Mark Durishan.

Mark and I started in 1999. For the first few years many doubted at first our strategy, and then our ability to execute. Mark proved them wrong on all counts. He established a great rapport with bankers, analysts and shareholders – even his staff liked him. And in doing so, he helped us avoid chapter 11, unlike many of our peers.

Today Mark retires – he and his wife Betty are moving Charleston, South Carolina and I wish them well. I owe much of my success to Mark, as does Extendicare and its shareholders.

Mark, on behalf of all of us, thank you and good luck.

That concludes the management presentation. I would now be pleased to answer any questions from the audience.

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Extendicare Inc. — Annual Meeting
May 5, 2005
Remarks by Mel Rhinelander, President and Chief Executive Officer

Non-GAAP Measures

EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.

The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period.

In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements

Information provided by the Company from time to time, including this document, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy and management’s plans and objectives for future operations. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

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